ROBERT W. HUBER	419.424.4169
DIRECTOR OF EXTERNAL REPORTING
August 4, 2010
United States Securities and Exchange Commission
100F Street, NE
Washington, DC 20549-4631
Attention: Dale Welcome
Re: Information request of August 3, 2010
Mr. Welcome:
Cooper Tire & Rubber Company is providing the information you requested on August 3, 2010 in the attached filing.
Sincerely,
/s/ Robert W. Huber
Robert W. Huber
Director of External Reporting
Attachment

CONSOLIDATED STATEMENTS OF EQUITY — RESTATED
(Dollar amounts in thousands except per share amounts)

	Total Equity
								Noncontrolling
	Redeemable				Cumulative		Total	Shareholders’
	Noncontrolling	Common	Capital In		Other	Common	Parent	Interests in
	Shareholders’	Stock	Excess of	Retained	Comprehensive	Shares in	Stockholders’	Consolidated
	Interests	$1 Par Value	Par Value	Earnings	Income (Loss)	Treasury	Equity	Subsidiaries
Balance at January 1, 2007	$44,956	$86,323	$38,144	$1,256,971	$(284,509)	$(458,995)	$637,934	$28,310
Net income	8,358			119,570			119,570	402
Other comprehensive income:
Unrecognized postretirement benefits, net of $6,629 tax effect					68,462		68,462
Currency translation adjustment	3,372				8,067		8,067	2,408
Change in the fair value of derivatives and unrealized gain on marketable securities, net of $1,835 tax effect					(5,434)		(5,434)

Comprehensive income	11,730						190,665	2,810
Transactions between Cooper Tire & Rubber Company and noncontrolling shareholders								10,588
Purchase of 2,991,900 treasury shares						(45,882)	(45,882)
Stock compensation plans, including tax benefit of $2,915			2,532	(13)		25,319	27,838
Cash dividends — $.42 per share				(26,001)			(26,001)

Balance at December 31, 2007	56,686	86,323	40,676	1,350,527	(213,414)	(479,558)	784,554	41,708

Net (loss)	(7,584)			(219,380)			(219,380)	(473)
Other comprehensive income (loss):
Unrecognized postretirement benefits, net of $1,306 tax effect					(234,455)		(234,455)
Currency translation adjustment	3,679				(23,961)		(23,961)	2,932
Change in the fair value of derivatives and unrealized gain on marketable securities, net of $103 tax effect					7,403		7,403

Comprehensive income (loss)	(3,905)						(470,393)	2,459
Transactions between Cooper Tire & Rubber Company and noncontrolling shareholders								4,250
Accretion of redeemable noncontrolling shareholders’ interests	9,939			(9,939)			(9,939)
Purchase of 803,300 treasury shares						(13,853)	(13,853)
Stock compensation plans, including tax benefit of $26			3,088	(30)		1,175	4,233
Cash dividends — $.42 per share				(24,773)			(24,773)

Balance at December 31, 2008	62,720	86,323	43,764	1,096,405	(464,427)	(492,236)	269,829	48,417

Net income	30,539			51,767			51,767	1,333
Other comprehensive income (loss):
Unrecognized postretirement benefits, net of $17,337 tax effect					(4,801)		(4,801)
Currency translation adjustment	208				3,774		3,774	(34)
Change in the fair value of derivatives and unrealized gain on marketable securities, net of $2,397 tax effect					(4,818)		(4,818)

Comprehensive income	30,747						45,922	1,299
Accretion of redeemable noncontrolling shareholders’ interests	(9,939)			9,939			9,939
Issuance of 1,527,778 shares of stock		1,527	20,473				22,000
Stock compensation plans, including tax benefit of $1,944			6,408	(52)		1,688	8,044
Cash dividends — $ .42 per share				(24,926)			(24,926)

Balance at December 31, 2009	$83,528	$87,850	$70,645	$1,133,133	$(470,272)	$(490,548)	$330,808	$49,716

See Notes to Consolidated Financial Statements, pages 39 to 69.

[August 4, 2010 SEC Correspondence]	Page 2

Note 1A — Restatement
This amendment to the Company’s Annual Report on Form 10-K filed on March 2, 2010 (“Form 10-K”) was filed to reflect restatements of the Company’s Consolidated Balance Sheets at December 31, 2008 and December 31, 2009, and its Consolidated Statements of Operations and Equity for the fiscal years ended December 31, 2007, 2008 and 2009, and the related notes thereto, as a result of a review of the Company’s accounting for its noncontrolling shareholders’ interests.
The restatement relates, in part, to the Company’s classification of the noncontrolling shareholders’ interests in Cooper Chengshan. Historically, the Company classified the Cooper Chengshan noncontrolling shareholders’ interests as permanent equity. After consideration of the applicable financial accounting guidance and evaluation of the related agreements, classification of the noncontrolling interest as redeemable noncontrolling shareholders’ interest within mezzanine equity was deemed appropriate. Further, the restatement reflects the reclassification of a portion of the currency translation adjustment recorded in the Company’s comprehensive income (loss) which should have been allocated to comprehensive income attributable to noncontrolling shareholders’ interests in consolidated subsidiaries.
The tables below present the impact of the restatement on the Company’s net income (loss) available to common stockholders, earnings (loss) per share, selected components of the Consolidated Balance Sheets and Consolidated Statements of Equity and the Company’s Other comprehensive income (loss):
(Number of shares and dollar amounts in thousands except per share amounts)

	2007				2008		2009
	As Originally				As Originally		As Originally
	Reported		Restated		Reported	Restated	Reported	Restated
Numerator
Income (loss) from continuing operations attributable to Cooper Tire & Rubber Company	$91,435		$91,435		$(219,444)	$(219,444)	$83,420	$83,420

Accretion of redeemable noncontrolling shareholders’ interest	—		—		—	(9,939)	—	9,939

Numerator for basic and diluted earnings (loss) per share — income (loss) from continuing operations available to common stockholders	$91,435		$91,435		$(219,444)	$(229,383)	$83,420	$93,359

Denominator
Denominator for basic earnings (loss) per share — weighted average shares outstanding	61,938		61,938		59,048	59,048	59,439	59,439

Effect of dilutive securities — stock options and other stock units	774		774		—	—	1,242	1,242

Denominator for diluted earnings per share — adjusted weighted average share outstanding	62,712		62,712		59,048	59,048	60,681	60,681

Basic earnings (loss) per share:
Income (loss) from continuing operations available to Cooper Tire & Rubber Company common stockholders	$1.48		$1.48		$(3.72)	$(3.88)	$1.40	$1.57
Income (loss) from discontinued operations, net of income taxes	0.03		0.03		—	—	(0.53)	(0.53)
Gain on sale of discontinued operations	0.43		0.43		—	—	—	—

Net income (loss) available to Cooper Tire & Rubber Company common stockholders	$1.93	*	$1.93	*	$(3.72)	$(3.88)	$0.87	$1.04

Diluted earnings (loss) per share:
Income (loss) from continuing operations available to Cooper Tire & Rubber Company common stockholders	$1.46		$1.46		$(3.72)	$(3.88)	$1.37	$1.54
Income (loss) from discontinued operations, net of income taxes	0.03		0.03		—	—	(0.52)	(0.52)
Gain on sale of discontinued operations	0.42		0.42		—	—	—	—

Net income (loss) available to Cooper Tire & Rubber Company common stockholders	$1.91		$1.91		$(3.72)	$(3.88)	$0.85	$1.02

*    Amounts do not add due to rounding

[August 4, 2010 SEC Correspondence]	Page 3

	As of January 1, 2007		As of December 31, 2007		As of December 31, 2008		As of December 31, 2009
	As Originally		As Originally		As Originally		As Originally
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated
Redeemable noncontrolling shareholders’ interest	$—	$44,956	$—	$56,686	$—	$62,720	$—	$83,528
Retained Earnings	1,256,971	1,256,971	1,350,527	1,350,527	1,106,344	1,096,405	1,133,133	1,133,133
Cumulative other comprehensive loss	(282,552)	(284,509)	(205,677)	(213,414)	(450,079)	(464,427)	(455,750)	(470,272)
Total parent stockholders’ equity	639,891	637,934	792,291	784,554	294,116	269,829	345,330	330,808
Noncontrolling shareholders’ interests in consolidated subsidiaries	71,309	28,310	90,657	41,708	86,850	48,417	118,722	49,716
Total stockholders’ equity	711,200	666,244	882,948	826,262	380,966	318,246	464,052	380,524

	2007		2008		2009
	As Originally		As Originally		As Originally
	Reported	Restated	Reported	Restated	Reported	Restated
Net income (loss) attributable to Cooper Tire & Rubber Company	$119,570	$119,570	$(219,380)	$(219,380)	$51,767	$51,767
Other comprehensive income (loss):
Currency translation adjustments	13,847	8,067	(17,350)	(23,961)	3,948	3,774
Unrealized net gains (losses) on derivative instruments and marketable securities, net of tax	(5,434)	(5,434)	7,403	7,403	(4,818)	(4,818)
Unrecognized postretirement benefit plans, net of tax	68,462	68,462	(234,455)	(234,455)	(4,801)	(4,801)

Comprehensive income (loss) attributable to Cooper Tire & Rubber Company	196,445	190,665	(463,782)	(470,393)	46,096	45,922
Net income (loss) attributable to noncontrolling shareholders’ interests	8,760	8,760	(8,057)	(8,057)	31,872	31,872
Other comprehensive income (loss):
Currency translation adjustments	—	5,780	—	6,611	—	174

Comprehensive income (loss) attributable to noncontrolling shareholders’ interests	8,760	14,540	(8,057)	(1,446)	31,872	32,046

Total comprehensive income (loss)	$205,205	$205,205	$(471,839)	$(471,839)	$77,968	$77,968

In connection with the investment in Cooper Chengshan, beginning January 1, 2009 and continuing through December 31, 2011, the noncontrolling shareholders have the option, which is embedded in the noncontrolling interest, to require the Company to purchase the remaining 49 percent noncontrolling share at the greater of a minimum price of $62,700 or a formula price that varies based on operating results of the entity. The combination of a noncontrolling interest and a put option resulted in a redeemable noncontrolling shareholder interest. The put option is not separated from the shares as an embedded derivative because the underlying shares are not readily convertible into cash.
The noncontrolling interest is redeemable at other than fair value as the put value is determined based on a specified formula as described above. The Company records the noncontrolling shareholders’ interests in Cooper Chengshan at the greater of 1) the initial carrying amount, increased or decreased for the noncontrolling shareholders’ share of net income or loss and its share of other comprehensive income or loss and dividends (“carrying amount”) or 2) the value of the put option which is determined based on the greater of the minimum amount or the formula derived amount (“redemption value”). Prior to exercisability of the put option on January 1, 2009, the noncontrolling shareholders’ interest has been recorded at the greater of 1) the carrying value or 2) the cumulative amount required to accrete the initial carrying amount to the redemption value using the effective interest method which resulted in accretion of $9,939 in 2008 and the reversal of accretion ($9,939) in 2009. Such accretion amounts are recorded as increases (decreases) to redeemable noncontrolling shareholders’ interests with offsets to retained earnings. According to authoritative accounting guidance, the redeemable noncontrolling shareholders’ interest is classified outside of permanent equity, in mezzanine equity, on the Company’s Consolidated Balance Sheets.
According to authoritative accounting guidance for redeemable noncontrolling shareholders’ interests, to the extent the noncontrolling shareholders have a contractual right to receive an amount upon exercise of a put option that is other than fair value, and such amount is greater than carrying value, then the noncontrolling shareholder has, in substance, received a dividend distribution that is different than other common stockholders. Therefore accretion adjustments to the carrying value of noncontrolling shareholders’ interests to reflect the put option also should be reflected in the computation of earnings per share available to the Company’s common stockholders.

[August 4, 2010 SEC Correspondence]	Page 4

2.	Net income (loss) per share is computed on the basis of the weighted average number of common shares outstanding each year. Diluted earnings (loss) per share from continuing operations includes the dilutive effect of stock options and other stock units. The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three months ended March 31,
	Restated
	2009	2010
Numerator
Income (loss) from continuing operations attributable to Cooper Tire & Rubber Company	$(20,903)	$12,336

Accretion of redeemable noncontrolling shareholders’ interest	(1,110)	—

Numerator for basic and diluted earnings (loss) per share — income (loss) from continuing operations available to common stockholders	$(22,013)	$12,336

Denominator
Denominator for basic earnings (loss) per share — weighted average shares outstanding	58,941	60,614

Effect of dilutive securities — stock options and other stock units	—	1,680

Denominator for diluted earnings per share — adjusted weighted average share outstanding	58,941	62,294

Basic earnings (loss) per share:
Income (loss) from continuing operations available to Cooper Tire & Rubber Company common stockholders	$(0.37)	$0.20
Loss from discontinued operations, net of income taxes	(0.01)	(0.01)

Net income (loss) available to Cooper Tire & Rubber Company common stockholders	$(0.38)	$0.19

Diluted earnings (loss) per share:
Income (loss) from continuing operations available to Cooper Tire & Rubber Company common stockholders	$(0.37)	$0.20
Loss from discontinued operations, net of income taxes	(0.01)	(0.01)

Net income (loss) available to Cooper Tire & Rubber Company common stockholders	$(0.38)	$0.19

3.	Derivative financial instruments are utilized by the Company to reduce foreign currency exchange risks. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. The Company does not enter into financial instruments for trading or speculative purposes. The derivative financial instruments include fair value and cash flow hedges of foreign currency exposures. The change in values of the fair value foreign currency hedges offset exchange rate fluctuations on the foreign currency-denominated intercompany loans and obligations. The Company presently hedges exposures in the Euro, Canadian dollar, British pound sterling, Swiss franc, Swedish krona, Norwegian krone, Mexican peso and Chinese yuan generally for transactions expected to occur within the next 12 months. The notional amount of these foreign currency derivative instruments at December 31, 2009 and March 31, 2010 was $207,600 and $187,400, respectively. The counterparties to each of these agreements are major commercial banks.

[August 4, 2010 SEC Correspondence]	Page 5

8.	The following table reconciles the beginning and end of the period equity accounts attributable to Cooper Tire & Rubber Company and to the noncontrolling shareholder interests:

		Noncontrolling
	Total	Shareholders’		Redeemable
	Parent	Interests in	Total	Noncontrolling
	Stockholders’	Consolidated	Stockholders’	Shareholders’
	Equity	Subsidiaries	Equity	Interests
Balance at December 31, 2009 (1)	$330,808	$49,716	$380,524	$83,528

Net income	11,576	685	12,261	4,911
Other comprehensive income (1)	13,456	(195)	13,261	(2,457)
Dividends payable to noncontrolling shareholders	—	—	—	(11,637)
Contribution of noncontrolling shareholder	—	5,250	5,250	—
Acquisition of noncontrolling shareholder interest	1,384	—	1,384	(19,304)
Stock compensation plans, including tax charge of $392	(2,175)	—	(2,175)	—
Cash dividends — $.105 per share	(6,416)	—	(6,416)	—

Balance at March 31, 2010 (1)	$348,633	$55,456	$404,089	$55,041

(1)	Amounts have been restated, see Footnote 1 for additional information.
The following table provides the details of the Company’s comprehensive income (loss). Comprehensive income includes net income and components of other comprehensive income, such as foreign currency translation adjustments, unrealized gains or losses on certain marketable securities and derivative instruments and unrecognized postretirement benefits plans.
The Company’s comprehensive income (loss) is as follows:

	Three months ended March 31
	2009	2010
Net income (loss) attributable to Cooper Tire & Rubber Company	$(21,267)	$11,576
Other comprehensive income (loss):
Currency translation adjustments (1)	(3,083)	(4,572)
Unrealized net gains on derivative instruments and marketable securities, net of tax effect	3,367	1,362
Unrecognized postretirement benefit plans, net of tax effect	354	16,666

Comprehensive income (loss) attributable to Cooper Tire & Rubber Company (1)	(20,629)	25,032
Net income (loss) attributable to noncontrolling shareholders’ interests	(2,020)	5,596
Other comprehensive income (loss):
Currency translation adjustments (1)	101	(2,652)

Comprehensive income (loss) attributable to noncontrolling shareholders’ interests (1)	(1,919)	2,944

Total comprehensive income (loss)	$(22,548)	$27,976

(1)	Amounts have been restated, see Footnote 1 for additional information.

[August 4, 2010 SEC Correspondence]	Page 6

	Redeemable
	Noncontrolling	Retained		Noncontrolling	Cooper Chengshan
	Interest	Earnings	OCI	Interest	Income	Currency
December 31, 2008	62,720	1,096,405	(464,427)	48,417
Net income		(21,267)		(2,020)
OCI			739
Dividends		(6,235)
Intercompany transactions
Currency translation			(101)	101
Cooper Chengshan	(1,110)			1,110	(1,110)	—
CCT purchase price amort
Accretion	1,110	(1,110)

March 31, 2009	62,720	1,067,793	(463,789)	47,608

Net income		(12,960)		6,638
OCI			7,123
Dividends		(6,191)
Intercompany transactions
Currency translation			287	(287)
Cooper Chengshan	6,504			(6,504)	6,517	(13)
Accretion	(6,504)	6,504

June 30, 2009	62,720	1,055,146	(456,379)	47,455

Net income		46,831		10,664
OCI			12,966
Dividends		(6,192)
Intercompany transactions
Currency translation			(418)	418
Cooper Chengshan	10,056			(10,056)	9,883	173
Accretion	(4,545)	4,545

September 30, 2009	68,231	1,100,330	(443,831)	48,481

Net income		39,163		16,590
OCI			(26,499)
Dividends		(6,360)
Intercompany transactions				—
Currency translation			58	(58)
Cooper Chengshan	15,297			(15,297)	15,249	48
Accretion		—

December 31, 2009	83,528	1,133,133	(470,272)	49,716	30,539	208

Chengshan purchase	—	51,767	(5,671)
CCT purchase price amort	—	(24,978)	(174)
Chengshan income	30,539
Minority interest schedule	30,539

Currency	208

	30,747

[August 4, 2010 SEC Correspondence]	Page 7

	Accreted	Formulaic	Carrying
	Value	Value	Value
Original purchase price	$37,647

December 31, 2006	$44,612	n/a	$44,986

December 31, 2007	$52,965	n/a	$56,686

December 31, 2008	$62,720	$21,130	$62,720

December 31, 2009	$62,720	$63,584	$83,528
The accreted values represent the amounts required using the effective interest method.
The put option was not exercisable until January 1, 2009 so the formulaic value could only first be computed at December 31, 2008 using the prior three years net income
The carrying value at December 31, 2008 includes the accretion adjustment of $9,939.

[August 4, 2010 SEC Correspondence]	Page 8